September 25, 2019

Caixuan Xu
Chief Financial Officer
HF Foods Group Inc.
6001 W. Market Street
Greensboro, North Carolina 27409

       Re: HF Foods Group Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed July 26, 2019
           File No. 001-38180

Dear Ms. Xu:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Consumer
Products
cc:    Giovanni Caruso